UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42803

BUUU Group Limited

(Translation of registrant’s name into English)

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On September 3, 2026, BUUU Group Limited (the “Company”) entered into a definitive agreement to acquire a 60% equity interest in Brightray Science Inc. (“Brightray”), a provider of fully integrated, prefabricated modular data center solutions (the “Acquisition”). Upon completion of the Acquisition, Brightray will become a consolidated subsidiary of the Company. The Acquisition remains subject to customary closing conditions and regulatory approvals.

In connection with the Acquisition and the Company’s planned expansion of Brightray’s business, on September 3, 2026, the Company also entered into private placement subscription agreements (the “Subscription Agreements”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers, in a private placement (the “Private Placement”), units (the “Purchaser Units”), with each Purchaser Unit consisting of (i) one Class A ordinary share of the Company, no par value per share (the “Class A Shares”), and (ii) one-half of a warrant to purchase one Class A Share (the “Purchaser Warrants”), at a purchase price of $10.00 per Purchaser Unit.

Each Purchaser Warrant is exercisable from the date of issuance through September 2, 2027 at an exercise price of $10.00 per Class A Share, subject to customary adjustments. The Purchaser Warrants may only be exercised for cash and do not provide for cashless exercise.

The Private Placement is expected to close no later than ten business days following the date of the Subscription Agreements, subject to the satisfaction of customary closing conditions. Together with the potential cash exercise of the Purchaser Warrants at $10.00 per Class A Share, the Private Placement is expected to generate aggregate gross proceeds to the Company of more than $60 million. The Company intends to use the proceeds to support capacity expansion and working capital requirements in connection with the expansion of Brightray’s business following the Acquisition.

The Class A Shares, the Purchaser Warrants and the Class A Shares issuable upon exercise of the Purchaser Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being offered and sold in offshore transactions to non-U.S. persons in reliance on Regulation S under the Securities Act. The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The foregoing summaries of the Subscription Agreements and the Purchaser Warrants do not purport to be complete and are subject to, and qualified in their entirety by, the forms of Subscription Agreement and Purchaser Warrant furnished as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and incorporated herein by reference.

On September 3, 2026, the Company issued a press release announcing the Acquisition and the Private Placement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement
10.2	Form of Purchaser’s Warrant
10.3	Form of Share Purchase Agreement
99.1	Press Release dated September 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUUU Group Limited

Date: September 3, 2026	By:	/s/ Wai Kwong, POON
	Name:	Wai Kwong, POON
	Title:	Chief Executive Officer

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